

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Denis Corin
Chief Executive Officer
Q BioMed Inc.
c/o Ortoli Rosenstadt LLP
366 Madison Avenue, 3rd Floor
New York, New York 10017

> **Re: Q BioMed Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2020**
> **File No. 333-237872**

Dear Mr. Corin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Rosenstadt